Item 77C. Submission of matters to a vote of security holders.

A special meeting of shareholders of the Rushmore Fund, Inc. (the "Fund") was held on June 1, 2000. The Meeting was held to (1) elect the Board of Trustees of the Fund; (2) approve a new investment advisory contract; and (3) ratify the selection of independent auditors.

The following numbers of votes were cast with respect to the stated matters:

(1) Election of Board
			                   	For	  	Withold Authority
	Daniel L. O'Connor		717,888		17,148
	Richard J. Garvey	 	717,583		17,453
	Louis T. Donatelli		718,455		16,581
	Bruce R. Ellis	    	718,455		16,581
	Jeffrey R. Ellis	  	718,455		16,581
	F. David Fowler	   	718,150		16,886
	Patrick F. Noonan	 	718,455		16,581
	Michael A. Willner		718,455		16,581

(2) New investment advisory contract
		For 		Against		Abstain
		675,066		22,161		37,809

(3) Appointment of Deloitte & Touche LLP as independent auditors
		For		Against		Abstain
		717,204		5,301		12,531